UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Immutep Limited
(Name of Issuer)

American Depository Shares
(Title of Class of Securities)

45257L108**
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The CUSIP number is for the American Depository Shares that trade on the NASDAQ Global Market, each representing 10 Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	45257L108	Page 2 of 9

1	NAME OF REPORTING PERSON Altium Capital Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 82-2066653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (see item 4)‡
12	TYPE OF REPORTING PERSON IA

† The Reporting Person is deemed to beneficially own 4,904,750 Ordinary Shares based on beneficial ownership of 490,475 American Depository Shares, each representing 10 Ordinary Shares.

‡ The Reporting Person is deemed to beneficially own 20,000,000 Ordinary Warrants based on beneficial ownership of 2,000,000 American Depository Shares, each representing 10 Ordinary Warrants. As more fully explain in Item 4, the Ordinary Warrants are subject to a 9.9% blocker, and the percentage set forth in line (11) gives effect to such blockers. However, as more fully explained in Item 4, the securities reported in lines (6), (8), and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities in lines (6), (8), and (9).

CUSIP No .	45257L108	Page 3 of 9

1	NAME OF REPORTING PERSON Altium Growth Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 82-2105101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (see Item 4) ‡
12	TYPE OF REPORTING PERSON PN

† The Reporting Person is deemed to beneficially own 4,904,750 Ordinary Shares based on beneficial ownership of 490,475 American Depository Shares, each representing 10 Ordinary Shares.

‡ The Reporting Person is deemed to beneficially own 20,000,000 Ordinary Warrants based on beneficial ownership of 2,000,000 American Depository Shares, each representing 10 Ordinary Warrants. As more fully explain in Item 4, the Ordinary Warrants are subject to a 9.9% blocker, and the percentage set forth in line (11) gives effect to such blockers. However, as more fully explained in Item 4, the securities reported in lines (6), (8), and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities in lines (6), (8), and (9).

CUSIP No .	45257L108	Page 4 of 9

1	NAME OF REPORTING PERSON Altium Capital Growth GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 82-2086430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 0
	6	SHARED VOTING POWER 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,475 † 2,000,000 issuable upon exercise of Warrants (see Item4) ‡
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (see Item 4) ‡
12	TYPE OF REPORTING PERSON PN

† The Reporting Person is deemed to beneficially own 4,904,750 Ordinary Shares based on beneficial ownership of 490,475 American Depository Shares, each representing 10 Ordinary Shares.

‡ The Reporting Person is deemed to beneficially own 20,000,000 Ordinary Warrants based on beneficial ownership of 2,000,000 American Depository Shares, each representing 10 Ordinary Warrants. As more fully explain in Item 4, the Ordinary Warrants are subject to a 9.9% blocker, and the percentage set forth in line (11) gives effect to such blockers. However, as more fully explained in Item 4, the securities reported in lines (6), (8), and (9) show the number of Ordinary Shares that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities in lines (6), (8), and (9).

CUSIP No.	45257L108	Page 5 of 9

Item 1(a).		Name of Issuer:	Immutep Limited (the “Issuer”)

Item 1(b).		Address of Issuer’s Principal Executive Offices:	Level 12, 95 Pitt Street Sydney, NSW 2000, Australia

Item 2(a).

Name of Person Filing:

This statement is jointly filed by and on behalf of each of Altium Growth Fund, LP, Altium Capital Management, LLC, and Altium Growth GP, LLC. Altium Growth Fund, LP is the record and direct beneficial owner of the securities covered by this statement. Altium Capital Management, LP is the investment adviser of, and may be deemed to beneficially own securities, owned by, Altium Growth Fund, LP. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, Altium Growth Fund, LP.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the reporting person is 551FifthAve, FL 19 New York, NY 10176

Item 2(c).		Citizenship:
See Item 4 on the cover page(s) hereto.

Item 2(d).		Title of Class of Securities:
American Depository Shares

Item 2(e).		CUSIP Number: 45257L108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	45257L108	Page 6 of 9

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in lines 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in line 11 of the cover page for each Reporting Person is based on 391.6 million Ordinary Shares issued and outstanding as of January 6, 2020, as represented in the Company’s Financial Snapshot currently available on the Company’s website (https://www.immutep.com/files/content/investor/presentation/2019/Corporate%20Presentations/2018450.pdf) and assumes the exercise of the Company's reported Ordinary Warrants (the "Reported Warrants"), subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Person cannot exercise the Reported Warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.99% of the outstanding Ordinary Shares (the "Warrant Blockers"), and the percentage set forth in line 11 of the cover page for each Reporting Person gives effect to the Warrant Blockers.

CUSIP No .	45257L108	Page 7 of 9

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2020

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP

By: Altium Growth GP, LLC
Its: General Partner

Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member

EXHIBIT INDEX

EXHIBIT 1:	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Members of Group

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:	February 14, 2020

Altium Capital Management, LP

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	CEO

Altium Growth Fund, LP

By: Altium Growth GP, LLC
Its: General Partner

Signature:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member of Altium Growth GP, LLC

Altium Growth GP, LLC

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb
Title:	Managing Member